



SECURIT... ...ON
Washington, D.C. 20549

AM 3/24/05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1st, 2004 (MM/DD/YY) AND ENDING December 31st, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Securities of Puerto Rico, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 Munoz Rivera, Lobby Level BBVA Tower
(No. and Street)

San Juan (City) Puerto Rico (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Alfonso Boffill 787-777-2115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

1200 Western Bank World Plaza
268 Munoz Rivera, San Juan, PR 00918
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sonia Marbarak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Securities of Puerto Rico, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director, Chief Compliance Officer

Title

Notary Public



AURELIO EMANUELLI FREESE
ABOGADO NOTARIO

Affidavit No. 984 on March 1, 2005.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH, D.C. 183 SECTION

BBVA Securities of Puerto Rico, Inc.

(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2004
and Independent Auditors' Report
and Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
1200 Westernbank World Plaza
268 Muñoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of BBVA Securities of Puerto Rico, Inc.:

We have audited the following financial statements of BBVA Securities of Puerto Rico, Inc. (the "Company"), formerly BBVA Capital Markets of Puerto Rico, Inc., a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BBVA Securities of Puerto Rico, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BBVA Securities of Puerto Rico, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2005

Stamp No. 2018131
affixed to original.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS:	
Cash	$ 83,878
Money market investments	3,774,498
Cash and cash equivalents	3,858,376
Deposit with clearing broker	100,000
Receivables:	
Brokers-dealers and clearing organizations	160,120
Others, net of allowance of $12,848	712
Prepaid expenses and other assets	56,834
Securities owned–at market value	1,948,114
Employee loans	531,990
Property and equipment–net	102,679
Deferred income tax asset	84,420
TOTAL	$6,843,245
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES—Accounts payable and accrued expenses	$ 211,683
COMMITMENT AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock of $1 par value; authorized 1,000,000 shares; 805,000 shares issued and outstanding	805,000
Additional paid-in capital	6,460,000
Accumulated deficit	(633,438)
Total stockholder's equity	6,631,562
TOTAL	$6,843,245

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Commissions	$ 1,039,999
Principal transactions	1,291,605
Investment banking	432,060
Interest and dividends	124,676
Other income	31,508
Total revenues	2,919,848
EXPENSES:	
Employee compensation and benefits	2,207,601
Brokerage, clearing, and exchange	72,403
Communications	221,529
Professional services	118,191
Occupancy and equipment rental	269,968
Advertising	69,312
Other operating expenses	344,348
Total expenses	3,303,352
NET LOSS	$ (383,504)

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (383,504)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	33,836
Forgiveness of employee loans	191,000
Change in assets and liabilities:	
Increase in receivables	(77,647)
Decrease in securities owned	305,456
Increase in prepaid expenses and other assets	(2,602)
Increase in accounts payable and accrued expenses	6,217
Total adjustments	456,260
Net cash provided by operating activities	72,756
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(15,230)
Employee loans disbursed	(112,990)
Net cash used in investing activities	(128,220)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(55,464)
CASH AND CASH EQUIVALENTS—December 31, 2003	3,913,840
CASH AND CASH EQUIVALENTS—December 31, 2004	$3,858,376
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid during the year	$ -
Income tax paid during the year	$ -

See notes to financial statements.

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2003	$805,000	$6,460,000	$ (249,934)	$7,015,066
Net loss			(383,504)	(383,504)
BALANCE AT DECEMBER 31, 2004	$805,000	$6,460,000	$ (633,438)	$6,631,562

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BBVA Securities of Puerto Rico, Inc. (the "Company"), formerly BBVA Capital Markets of Puerto Rico, Inc., is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A ("BBVA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory services. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker and dealer and as an investment advisor in accordance with the Uniform Security Act of Puerto Rico.

The Company does not carry customer accounts and is accordingly exempt from the Customer Protection Rule (SEC Rule 15c3-3) pursuant to provision K(2)(ii) of such rule.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions—Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned are carried at market value and the changes in market value are included as income for the reporting period.

Property and Equipment—Property and equipment are recorded at cost. Depreciation is computed on a straight-line basis using estimated useful lives, which range from five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commissions—Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking—Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes—The Company follows an asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted laws and rates applicable to periods in which temporary differences will be recovered or settled. The Company assesses the recoverability of its deferred tax assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*.

Fair Value of Financial Instruments—Assets, including cash and cash equivalents, employee loans and other receivables are carried at amounts that approximate fair value. Securities owned are valued at market using quoted market prices for actual or similar instruments. Accrued expenses, other liabilities and all payables are carried at amounts, which approximate fair value.

Cash Equivalents—For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Cash equivalents include money market investments.

2. CLEARING AGREEMENT

The Company has entered into a clearing agreement (the "Agreement") with The Pershing Division of Donaldson, Lufkin & Jeanette Securities Company ("Pershing"). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission ("SEC"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company shall also maintain a minimum deposit requirement of $100,000 with Pershing.

3. SECURITIES OWNED

Securities owned at December 31, 2004, carried at market value, are as follows:

Mutual funds	$1,589,981
Corporate bonds	339,500
Puerto Rico government obligations	15,450
Mortgage-backed securities	3,183
Total	$1,948,114

4. RELATED- PARTY TRANSACTIONS

The Company receives technical, operational and consulting services from an affiliate, Banco Bilbao Vizcaya Argentaria Puerto Rico ("BBVAPR") for which it is charged a management and service fee. In addition, BBVAPR pays some expenses on behalf of the Company which are charged to the Company too. For the year ended December 31, 2004, the Company was charged $111,171 by its affiliate for the services indicated above. Amount due to affiliate, included within accounts payable and accrued expenses in the statement of financial condition, amounted to $26,042 at December 31, 2004. The Company also maintains a demand deposit account with BBVAPR. The balance of this account at December 31, 2004 amounted to $82,717.

The Company also paid out $22,011 during the year ended December 31, 2004 for legal services rendered by a related party.

Employee loans amounted to $531,990 at December 31, 2004. These loans and interest therein are payable on a five-year term at each employee anniversary date. The loans accrue interest at an annual rate of one-year LIBOR plus 2.00%. If at each employee's anniversary date, the employee is still employed by the Company; the Company is obligated to forgive to the employee an amount equal to the amount payable at such date under the loan. Loan repayments forgiven, recognized as employee compensation expense, amounted to $191,000 for the year ended December 31, 2004.

Employee loan principal balances are payable as follows:

Year Ending December 31	
2005	$ 218,725
2006	168,725
2007	107,225
2008	20,225
2009	17,090
Total	$ 531,990

Refer also to Note 8 for lease agreement with BBVAPR.

5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 consisted of:

Furniture and fixtures	$ 62,844
Other equipment	100,195
Total property and equipment	253,825
Less accumulated depreciation and amortization	151,146
Property and equipment–net	$ 102,679

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $3,635,546 under the SEC rule 15c3-1, which was $3,535,546 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .06 to 1 at December 31, 2004.

7. INCOME TAXES

The Company is subject to Puerto Rico income tax at rates ranging from 22% to 39%. At December 31, 2004, the Company has available net operating losses of approximately $685,000 to offset future taxable income, if any, expiring through 2009. A deferred tax asset of $219,014 was recognized at December 31, 2004 for the future tax benefits that may result from such net operating losses carryforward and the allowance for doubtful accounts. As of December 31, 2004, the Company recorded a valuation allowance of $134,594 to reduce its recorded deferred tax asset to an amount that management believes it is more likely than not that will be realized.

8. COMMITMENT

The Company leases office facilities under a noncancellable operating lease agreement with BBVAPR, expiring on May 31, 2005. Rental payments contain a monthly fixed fee of approximately $7,500 plus a variable portion, which is contingent on revenues generated by the Company. Rent expense for the year ended December 31, 2004 was $249,742.

9. CONTINGENCIES

In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

* * * * * *

SCHEDULE I

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$6,631,562
Deduct: Stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		6,631,562
Add: Allowable subordinated liabilities		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		6,631,562
Deductions and/or charges:		
Nonallowable assets	$2,867,295	
Additional charges for customers' and noncustomers' security accounts	-	
Aged fails-to-deliver	-	
Aged short security differences	-	
Other deductions and/or charges	-	2,867,295
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		3,764,267
Haircuts on securities:		
Contractual commitments	$ -	
Subordinated debt	-	
Trading and investment securities:		
Exempt investment securities	143	
Debt securities	1,082	
Options	-	
Other securities	67,648	
Undue concentration	59,848	128,721
Net capital		$3,635,546

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$ 14,112
Minimum dollar requirement	$ 100,000
Net capital requirement (greater of two amounts above)	$ 100,000
Net capital	$3,635,546
Excess net capital	$3,535,546
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$3,614,378

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2004, Form X-17A-5, Part II-A filing.

SCHEDULE I

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2003**

Computation of Aggregate Indebtedness

Aggregate indebtedness from Statement of Financial Condition	$ 211,683
Add: Drafts for immediate credit	-
Market value of securities borrowed where no equivalent is paid or credited	-
Payable to brokers and dealers and clearing broker	
Other	-
Total aggregate indebtedness	$ 211,683
Ratio: Aggregate indebtedness to net capital	.06 to 1

Schedule of Nonallowable Assets

Cash	$ 1,161
Receivable from brokers, customers and others, net	160,729
Securities not readily marketable	1,929,482
Prepaid expenses and other assets	56,834
Employee loans	531,990
Deferred income tax asset	84,420
Property and equipment, net	102,679
Total nonallowable assets	$2,867,295

SCHEDULE II

BBVA SECURITIES OF PUERTO RICO, INC.
(A Wholly Owned Subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

The Company has entered into a clearing agreement (the "Agreement") with The Pershing Division of Donaldson, Lufkin & Jeanette Securities Company ("Pershing"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the year ended December 31, 2004.

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

February 22, 2005

To the Board of Directors and Stockholder
of BBVA Securities of Puerto Rico, Inc.:

In planning and performing our audit of the financial statements of BBVA Securities of Puerto Rico, Inc. (the "Company"), a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., for the year ended December 31, 2004 (on which we have issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Stamp No. 2018132
affixed to original.